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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              June 5, 2009
SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on May 21, 2009 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. PLEASE CONFIRM THAT THE SERIES AND CLASS IDENTIFIERS MATCH THE FUND LISTED ON PAGE ONE.

     The Series and Class Identifiers accurately reflect the name of the Fund.


2.   PLEASE DISCLOSE HOW SHAREHOLDERS OF THE FUND WILL RECEIVE THIS SUPPLEMENT.

     This supplement will be posted to the company website (WWW.JACKSON.COM) and distributed to shareholders.


3. PLEASE CONFIRM THAT THERE ARE NO EXPENSE WAIVERS OR REIMBURSEMENTS FOR THE JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND ("FUND").

     We confirm that the Fund does not have any expense reimbursements or waivers and therefore no waivers are reflected in the expense tables or the examples.


4. PLEASE CONFIRM THAT THE FUND DOES NOT PAY A DISTRIBUTION FEE TO THE ANY OTHER FUNDS.

     Not applicable, as the Fund is a not a Fund of Fund.


5. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES" FOR THE FUND, PLEASE ADDRESS THE FOLLOWING COMMENTS AND/OR QUESTIONS:

     A. IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH, PLEASE CLARIFY THE PHRASE "EXPOSURE TO THE NATURAL RESOURCES SECTOR".

          The Registrant has added the following sentence to the first paragraph to clarify the phrase:

          The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector.


     B. IN THE FIRST PARAGRAPH OF THE FIRST SENTENCE, PLEASE CLARIFY IF THE PHRASE "AS BENCHMARKED BY" IS INTENDED TO IMPLY THAT THE USE BY THE FUND OF THE BENCHMARK SUPPORTS THE USE OF THE FUND NAME OR DOES IT IMPLY THAT THE FUND WILL USE THE MSCI AS A BENCHMARK?

          The Registrant has removed the phrase "as benchmarked by."


     C. IN THE FIRST PARAGRAPH, PLEASE PUT THE FOLLOWING STATEMENT IN PLAIN ENGLISH "THE FUND MAY UNDERWEIGHT OR OVERWEIGHT EXPOSURE TO EITHER PORTFOLIO DEPENDING UPON MARKET CONDITIONS."

          The Registrant has removed the above sentence.

          The Registrant has revised the "PRINCIPAL INVESTMENT STRATEGIES" section to meet the plain English requirements.


     D. AT THE END OF THE FIRST PARAGRAPH, PLEASE CLARIFY UNDER WHAT CIRCUMSTANCES WOULD THE FUND INVEST OUTSIDE OF THE NATURAL RESOURCES PORTFOLIO AND COMMODITIES PORTFOLIO, AND WHETHER THERE IS A LIMIT ON SUCH INVESTMENT AND WHAT OTHER SECURITIES THE FUND MIGHT INVEST IN?

          The Registrant believes the following paragraph clarifies under what circumstances would the Fund invest outside of the two portfolios:

          The Fund may invest, irrespective of currency and regardless of the issuer's country of origin, in convertible bonds and warrant, providing the associated rights confer entitlement to the subscription of shares in companies in which the Fund is permitted to invest under terms of its investment policy. Furthermore, the Fund may invest in listed and equity-linked notes, which is an instrument whose return is determined by the performance of a single equity security, a basket of equity securities, or an equity index, provided the underlying equities relate to companies permitted under the terms of the Fund's investment policy. Investments in equity-linked notes, together with convertible bonds and warrants may not exceed 15% of the net assets of the Fund.


     E. PLEASE EXPLAIN WHETHER THE TRUST OBTAINED SHAREHOLDER APPROVAL, AND IF NOT, WHY AND WHOSE APPROVAL WAS OBTAINED?

          The Registrant did not obtain shareholder approval because shareholder vote was not needed for the changes being made to the Registrant's principal investment strategies, none of which implicated any of the Registrant's fundamental investment restrictions, as described in the statement of additional information. In addition, the Registrant, pursuant to Rule 35d-1(a)(ii) under the Investment Company Act of 1940 and in lieu of designating the 80% "names rule" policy a fundamental policy under Section 8(b)(3) of the 1940 Act, has adopted a policy to provide shareholders with 60 days' notice of a change in its 80% policy. As such, shareholder approval is not required for any changes to that policy. The Registrant obtained the approval of its Board of Trustees via Written Consent dated April 6, 2009.


     F. PLEASE RECONCILE THE DIFFERENCES BETWEEN THE 80% REQUIREMENT IN PARAGRAPH TWO, AND THE 25% REFERENCE IN PARAGRAPH ONE. FOR EXAMPLE, CLARIFY WHAT TYPES OF COMMODITIES RELATED INVESTMENTS WOULD NOT BE CONSIDERED A PART OF THE NATURAL RESOURCES PORTFOLIO AND VICE VERSA.

          The Registrant has removed the reference to the 25% in paragraph one and has further clarified the that the Fund will invest "at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities." The first two paragraphs have been re-written as follows because the section and %s were flipped:

          PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to meet its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities. The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector. The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities. To meet its objective, the Fund may also invest in natural resources commodities-related instruments, including, but not limited to: oil; gas; agricultural products; industrial metals; and precious metals. To gain portfolio exposure to commodities, the Fund may invest in securities or derivatives that provide exposure to commodities. These investments may include commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options. The Fund may hold a portion of its portfolio in fixed-income securities. The Fund may not invest directly in commodities.

          Under normal market conditions, the Fund will be comprised of two portfolios. One portfolio will focus on companies active in the extraction, production, and processing of commodities and raw materials; the "Natural Resources Portfolio." The other portfolio will focus on investments in commodity instruments; the "Commodities Portfolio."

          The Registrant has revised the "PRINCIPAL INVESTMENT STRATEGIES" section to meet the plain English requirements.


     G. PLEASE CLARIFY THE SENTENCE "THE FUND SEEKS TO INVEST, NORMALLY, AT LEAST 80% OF ITS ASSETS (NET ASSETS PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES) IN WORLDWIDE IN COMMODITIES." PLEASE REVISE THE SENTENCE TO CLARIFY WHETHER IT SEEKS TO MAKE DIRECT INVESTMENTS OR INVESTMENTS ONLY IN SECURITIES OR DERIVATIVES THAT PROVIDE EXPOSURE TO COMMODITIES.

          The Registrant has revised the statement to read as follows:

          The Fund seeks to meet its investment objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.

          Additionally, the Registrant has added the following language:

          To gain portfolio exposure to commodities, the Fund may invest in securities or derivatives that provide exposure to commodities. These investments may include commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options. The Fund may hold a portion of its portfolio in fixed-income securities. The Fund may not invest directly in commodities.


     H. PLEASE CLARIFY THE TERM "COMMODITY-LINKED DERIVATIVES" IN THE SECOND PARAGRAPH.

          The Registrant has provided further clarification in the second paragraph of the sub-section entitled "COMMODITIES PORTFOLIO," which has been excerpted below:

          A commodity-linked structured note contains a return component based on a security, index, or other measure. Performance of the particular index will affect performance of the commodity-linked structured note. These notes may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities. A portion of the commodity-linked structured notes may be tied to the DJ-UBS Index, which is an index comprised of commodity futures, including, but not limited to: aluminum; coffee; gold, natural gas, silver, unleaded gasoline, and wheat. The commodities in the DJ-UBS Index may change. The principal value of commodity-linked structured notes held by the Commodities Portfolio is expected to equal between 0% and 25% of the Commodities Portfolio's net assets at the time of investment, which percentage may be higher or lower as the value of the DJ-UBS Index changes.


     I. PLEASE CLARIFY THE RELATIONSHIP BETWEEN THE FOURTH PARAGRAPH AND THE PREVIOUS DISCLOSURE. FOR EXAMPLE, DO THE QUANTITATIVE TECHNIQUES APPLY TO THE COMMODITIES PORTFOLIO?

          The Registrant has revised the section to break the investment strategy for the Natural Resources Portfolio and the Commodities Portfolio into sub-sections to provide clarification regarding the techniques used to invest in each of these portfolios.

          The Registrant has revised the "PRINCIPAL INVESTMENT STRATEGIES" section to meet the plain English requirements. Please see the attached fund description with the revised format for reference.


     J. PLEASE EXPLAIN HOW "FIXED-INCOME SECURITIES" RELATES TO THE PREVIOUS DISCLOSURE, AS IT IS THE FIRST TIME IT IS MENTIONED.

          The  Registrant  has  added  the  following   sentence  to  the  first
          paragraph:

          The Fund may hold a portion of its portfolio in fixed-income securities.


     K. PLEASE CLARIFY THE TERM "COMMODITY-LINKED STRUCTURED NOTES" AND "COMMODITY-LINKED SWAP AGREEMENTS" IN THE FOURTH PARAGRAPH.

          The Registrant has provided further clarification in the second paragraph of the sub-section entitled "COMMODITIES PORTFOLIO," which has been excerpted below:

          A commodity-linked structured note contains a return component based on a security, index, or other measure. Performance of the particular index will affect performance of the commodity-linked structured note. These notes may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities. A portion of the commodity-linked structured notes may be tied to the DJ-UBS Index, which is an index comprised of commodity futures, including, but not limited to: aluminum; coffee; gold, natural gas, silver, unleaded gasoline, and wheat. The commodities in the DJ-UBS Index may change. The principal value of commodity-linked structured notes held by the Commodities Portfolio is expected to equal between 0% and 25% of the Commodities Portfolio's net assets at the time of investment, which percentage may be higher or lower as the value of the DJ-UBS Index changes.


     L. PLEASE PUT THE FOLLOWING STATEMENTS IN PLAIN ENGLISH AND CLARIFY WHAT TYPE OF COMMODITY INDEX MAKES REFERENCE TO SPECIFIC ROLL DATES, RESET DATES OR CONTRACT MONTHS. FOR EXAMPLE, CLARIFY SUPPLEMENTALLY WHETHER THESE ARE PERFORMANCE INDICES LIKE THE MSCI CUSTOMIZED BENCHMARK.

          The Registrant has revised the statement and the subsequent paragraph to read as follows:

          The principal value of commodity-linked structured notes held by the Commodities Portfolio is expected to equal between 0% and 25% of the Commodities Portfolio's net assets at the time of investment, which percentage may be higher or lower as the value of the DJ-UBS Index changes.

          Investments in other commodity-linked derivative instruments may have different exposures to other commodities. The Commodities Portfolio may purchase single commodity-related instruments, such as, futures contracts on oil. It should be noted that other commodity-linked derivative instruments may have different contract terms, such as different roll dates, reset dates, or contract months other than those specified by a particular commodity index. As a result, the commodity-linked derivatives component may deviate from the returns of the DJ-UBS Index. Due to volatility in the commodities and natural resources markets, there can be no guarantee that the Commodity Portfolio will outperform the DJ-UBS Index.

          The Registrant has revised the "PRINCIPAL INVESTMENT STRATEGIES" section to meet the plain English requirements.


     M. PLEASE CLARIFY THE TERM "FIXED INCOME INSTRUMENTS" AND GIVE AN UPPER PERCENTAGE LIMIT TO BE INVESTED IN FIXED INCOME.

          The Registrant will use investments in fixed income to meet coverage and collateral requirements associated with these derivative investments. The Registrant may invest in fixed income instruments, including but not limited to U.S. government and agencies securities.

          The Registrant, if necessary, will use temporary defensive positions as the upper percentage limit for the Fund's investments. The Registrant has included the disclosure of this in the section entitled "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND (OTHER THAN PRINCIPAL STRATEGIES/RISKS)."


     N. PLEASE EXPLAIN WHY THERE IS A SEPARATE PARAGRAPH DESCRIBING THE COMMODITIES PORTFOLIO WHICH ONLY REPRESENTS 25% OF THE FUND BUT NO DESCRIPTION FOR THE 75% OF THE NATURAL RESOURCES PORTFOLIO.

          The Registrant has removed the reference to the 25% in paragraph one and has further clarified the that the Fund will invest "at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities."


     O. PLEASE EXPLAIN HOW THE EXPOSURE TO THE NATURAL RESOURCES PORTFOLIO IS TO BE ACQUIRED.

          The Registrant has outlined in the sub-section entitled "Natural Resources Portfolio" how the exposure is to be acquired.

          Please see the excerpt from the fund description below:

          NATURAL RESOURCES PORTFOLIO. The Natural Resources Portfolio of the Fund follows quantitative portfolio management techniques rather than a traditional fundamental equity research approach. The Fund's portfolio managers select securities for the Fund using proprietary quantitative models, which are designed to:

          o forecast the expected relative return of stocks by analyzing a number of fundamental factors, including a company's relative valuation, use of capital, balance sheet quality, profitability, realized and expected growth potential and earnings and price momentum;

          o identify stocks likely to suffer price declines if market conditions deteriorate and limit the Fund's overall exposure to such low quality stocks; and

          o help determine the Fund's relative exposure to different industry sectors by analyzing sector performance under different market scenarios.

          The Natural Resources Portfolio will invest in U.S. and foreign securities. To effectively manage cash, including subscriptions and redemptions, and foreign currency, the Natural Resources Portfolio may also invest in Exchange Traded Funds, and options and futures. Due to volatility in the natural resources and commodities markets, there can be no guarantee that the Natural Resources Portfolio will outperform the customized MSCI benchmark in the future.


     P. PLEASE CLARIFY THE REFERENCE TO "EQUITY-LINKED NOTES" AND WHETHER THE DESCRIBED LISTED NOTES ARE CONSIDERED PART OF THE INVESTMENT IN FIXED-INCOME INVESTMENT DESCRIBED IN THE PARAGRAPH ABOVE.

     Q. PLEASE CLARIFY THE REFERENCES "CONVERTIBLE AND WARRANT BONDS" AND PUT THE STATEMENT IN PLAIN ENGLISH, INCLUDING HOW THIS DISCLOSURE APPLIES TO THE PREVIOUS DISCLOSURE IN THE PARAGRAPH.

     R. PLEASE EXPLAIN HOW "SINGLE EQUITY HOLDING" OF 10% WILL BE MEASURED. HOW DOES THE REFERENCE TO THE MSCI IN THIS PARAGRAPH RELATE TO THE MSCI REFERENCE IN THE FIRST PARAGRAPH?

     S. PLEASE REORGANIZE THE DISCLOSURE TO PUT THE REFERENCES REGARDING THE LIMITED SINGLE POSITIONS EARLIER.

          The below response applies to 5(p), (q), (r), and (s) listed above.

          The Registrant has provided clarification of "equity-linked notes", "convertible and warrant bonds", "single equity holding", and the references to limited single positions in the last paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

          The Fund may invest, irrespective of currency and regardless of the issuer's country of origin, in convertible bonds and warrant, providing the associated rights confer entitlement to the subscription of shares in companies in which the Fund is permitted to invest under terms of its investment policy. Furthermore, the Fund may invest in listed and equity-linked notes, which is an instrument whose return is determined by the performance of a single equity security, a basket of equity securities, or an equity index, provided the underlying equities relate to companies permitted under the terms of the Fund's investment policy. Investments in equity-linked notes, together with convertible bonds and warrants may not exceed 15% of the net assets of the Fund.


     T. PLEASE CLARIFY THE RELATIONSHIP BETWEEN THE 3% INCREASE AND 4% LIMIT IN THE FOLLOWING STATEMENT "THE NATURAL RESOURCES PORTFOLIO WILL LIMIT SINGLE POSITIONS IN A STOCK WHICH IS NOT INCLUDED IN THE BENCHMARK TO LESS THAN 4% OF THE FUND'S ASSETS."

          The   Registrant  has  removed  this  statement  from  the  "PRINCIPAL
          INVESTMENT STRATEGIES" section.


     U. PLEASE PUT THE FOLLOWING STATEMENT IN PLAIN ENGLISH AND CLARIFY IF IT APPLIES JUST TO THE NATURAL RESOURCES PORTFOLIO "THE FUND PURSUES A TARGET OF 2% EXCESS GROSS RETURN OVER THE BENCHMARK, WHICH A RANGE OF ACTIVE RISK ("TRACKING ERROR") OF 2.0-5.0%."

          The   Registrant  has  removed  this  statement  from  the  "PRINCIPAL
          INVESTMENT STRATEGIES" section.


     V. PLEASE DISCLOSE WHETHER THE FUND MAY ENGAGE IN ACTIVE TRADING OF PORTFOLIO SECURITIES.

          The prospectus currently contains the following disclosure applicable to all Funds of the Registrant under the section heading of "Market Timing" Policy:

                             "MARKET TIMING" POLICY

          Fund shares may only be purchased by separate accounts of Jackson and an affiliated insurance company, by those insurance companies themselves, by a qualified retirement plan for Jackson and its affiliates, and other regulated investment companies.

          The interests of the Fund's long-term shareholders may be adversely affected by certain short-term trading activity by other contract owners invested in separate accounts of Jackson and an affiliated insurance company that invest in the Fund. Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of Fund shares held by long-term shareholders and have other adverse effects on the Fund. This type of excessive short-term trading activity is referred to herein as "market timing." The Funds are not intended as vehicles for market timing. The Board of Trustees of the Funds has adopted the policies and procedures set forth below with respect to frequent trading of Fund shares.

          The Funds, directly and through its service providers, and the insurance company and qualified retirement plan service providers (collectively, "service providers") with the cooperation of the insurance companies takes various steps designed to deter and curtail market timing. For example, regarding round trip transfers, redemptions by a shareholder from a sub-account investing in the Fund is permitted; however, once a complete or partial redemption has been made from a sub-account that invests in a Fund, through a sub-account transfer, shareholders will not be permitted to transfer any value back into that sub-account (and corresponding Fund) within fifteen
          (15) calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into a sub-account that was previously redeemed within the previous fifteen (15) calendar days, whether the transfer was requested by the shareholders or a third party authorized by the shareholder. This does not apply to a money market Fund.

          See the Separate Account Prospectus for the contract that describes Jackson's anti-market timing policies and procedures. The rights of the Separate Accounts to purchase and redeem shares of a Fund are not affected by any Fund anti-market timing policies if they are not in violation of the Separate Accounts anti-market timing policies and procedures.

          In addition to identifying any potentially disruptive trading activity, the Funds' Board of Trustees has adopted a policy of "fair value" pricing to discourage investors from engaging in market timing or other excessive trading strategies for international Funds. The Funds' "fair value" pricing policy applies to all Funds where a significant event (as described above) has occurred. In addition, the S&P Funds net asset values are calculated based on the net asset values of the Underlying Funds and the "fair value" pricing policy will apply to the Underlying Funds as described above. The Funds' "fair value" pricing policy is described under "Investment in Trust Shares" above.

          The practices and policies described above are intended to deter and curtail market timing in the Fund. However, there can be no assurance that these policies, together with those of Jackson, its affiliated insurance company, and any other insurance company that may invest in the Funds in the future, will be totally effective in this regard. The Funds rely on Jackson and its affiliated insurance company to take the appropriate steps, including daily monitoring of separate account trading activity, to further deter market timing. If they are ineffective, the adverse consequences described above could occur.


6. IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING THE FUND," PLEASE ADD ANY RISKS ASSOCIATED WITH EXCHANGE-TRADED FUNDS ("ETFS").

     While the Fund may invest in ETFs it is not a significant portion of the investment strategy and Registrant believes it does not require a specific risk disclosure.


7. IN THE SECTION ENTITLED "PERFORMANCE," PLEASE ADDRESS THE FOLLOWING COMMENTS AND/OR QUESTIONS:

     A. PLEASE CLARIFY IN THE INTRODUCTION OR IN A FOOTNOTE THAT THE PERFORMANCE INFORMATION DOES NOT REFLECT THE NEW INVESTMENT STRATEGY OF THE FUND.

          The following statement has been added after the first paragraph of the section entitled "Performance":

          Returns shown for the period prior to June 15, 2009 reflect the results achieved by the Fund's previous investment strategy.


     B. PLEASE CLARIFY THAT THE BENCHMARK IS THE APPROPRIATE BENCHMARK FOR THE FUND.

          Item 4(b)(iii) of the Form N-1A states the table should show the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) for the same periods.

          Instruction 2(b) to Item 4(b)(iii) states "A Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g. by stating that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives).

          The Fund confirms that the benchmark is an appropriate benchmark for the Fund.


     C. PLEASE CLARIFY WHO IS RESPONSIBLE FOR THE PERCENTAGES THAT MAKE UP THE MSCI WORLD COMPOSITE INDEX. IS IT MSCI?

          The sub-adviser, Credit Suisse Asset Management, LLC, is responsible for the percentages that make up the MSCI World Composite Index.


8. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT," IN THE FIFTH PARAGRAPH, PLEASE CLARIFY MR. BURTON'S EXPERIENCE FOR THE LAST FIVE YEARS (I.E. INFORMATION PROVIDED IS JUST FOR FOUR YEARS).

          The underscored language has been added to the fifth paragraph of the section entitled "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT":

          Christopher Burton, CFA, Director, is a Portfolio Manager and Trader for the Derivatives Team, and Co-Lead Portfolio Manager for the Total Commodity Return strategy. In this role, Mr. Burton is responsible for analyzing and implementing the team's hedging strategies, indexing strategies, and excess return strategies. Prior to joining Credit Suisse in 2005, Mr. Burton served as an Analyst and Derivatives Strategist with Putnam Investments FROM 2002 THROUGH 2005, where he developed the team's analytical tools and managed their options-based yield enhancement strategies, as well as exposure management strategies. Mr. Burton earned a BS in Economics with concentrations in Finance and Accounting from the University of Pennsylvania's Wharton School of Business. Additionally, Mr. Burton holds the Chartered Financial Analyst designation and has achieved Financial Risk Manager(R) Certification through the Global Association of Risk Professionals (GARP).


9. PLEASE CONFIRM THAT THERE ARE NO MATERIAL CHANGES TO THE STATEMENT OF ADDITIONAL INFORMATION ("SAI").

          The Registrant confirms there are no material changes to the SAI. The Registrant also confirms that the contents of the SAI have been preserved by including the following statement in the Registrant's 485APOS filing on April 7, 2009:

          This Amendment to the Registration Statement on Form N1-A (the "Registration Statement") is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended. This Amendment is being filed to describe in a supplement (i) the change in the principal investment strategy for the JNL/Credit Suisse Global Natural Resources Fund; and
          ii) to reflect other changes to the Prospectus dated April 6, 2009 for the JNL Series Trust and to the Statement of Additional Information dated April 6, 2009 both of which were filed with the Commission on March 24, 2009, as part of Post-Effective Amendment No. 68 to the Registration Statement and to file exhibits to the Registration Statement. This Amendment does not otherwise delete, amend or supercede any other prospectus, Statement of Additional Information, exhibit, undertaking, or other information contained in the Registration Statement.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about June 5, 2009.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Credit Suisse Global Natural Resources Fund is long-term capital growth.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to meet its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities. The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector. The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities. To meet its objective, the Fund may also invest in natural resources commodities-related instruments, including, but not limited to: oil; gas; agricultural products; industrial metals; and precious metals. To gain portfolio exposure to commodities, the Fund may invest in securities or derivatives that provide exposure to commodities. These investments may include commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options. The Fund may hold a portion of its portfolio in fixed-income securities. The Fund may not invest directly in commodities.

Under normal market conditions, the Fund will be comprised of two portfolios. One portfolio will focus on companies active in the extraction, production, and processing of commodities and raw materials; the "Natural Resources Portfolio." The other portfolio will focus on investments in commodity instruments; the "Commodities Portfolio."

     NATURAL RESOURCES PORTFOLIO. The Natural Resources Portfolio of the Fund follows quantitative portfolio management techniques rather than a traditional fundamental equity research approach. The Fund's portfolio managers select securities for the Fund using proprietary quantitative models, which are designed to:

     o forecast the expected relative return of stocks by analyzing a number of fundamental factors, including a company's relative valuation, use of capital, balance sheet quality, profitability, realized and expected growth potential and earnings and price momentum;

     o identify stocks likely to suffer price declines if market conditions deteriorate and limit the Fund's overall exposure to such low quality stocks; and

     o    help  determine  the Fund's  relative  exposure to different  industry
          sectors  by  analyzing  sector   performance  under  different  market
          scenarios.

     The Natural Resources Portfolio will invest in U.S. and foreign securities. To effectively manage cash, including subscriptions and redemptions, and foreign currency, the Natural Resources Portfolio may also invest in Exchange Traded Funds, and options and futures. Due to volatility in the natural resources and commodities markets, there can be no guarantee that the Natural Resources Portfolio will outperform the customized MSCI benchmark in the future.

     COMMODITIES PORTFOLIO. The Commodities Portfolio seeks total return and is designed to achieve positive total return relative to the performance of the Dow Jones UBS Commodity Index Total Return (DJ-UBS Index). To pursue this goal, it primarily invests in commodity-linked derivative instruments. To meet coverage and collateral requirements associated with these derivative investments, and invest excess cash, the Fund may hold a portion of its portfolio in fixed-income securities. To comply with the Internal Revenue Code of 1986, as amended, the commodity-linked derivatives purchased will primarily be commodity-linked structured notes, and the Fund will limit its direct investments in commodity-linked swap agreements and futures such that the income derived from commodity-linked swap agreements and futures is limited to a maximum of 10% of the Fund's annual gross income.

     A commodity-linked structured note contains a return component based on a security, index, or other measure. Performance of the particular index will affect performance of the commodity-linked structured note. These notes may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities. A portion of the commodity-linked structured notes may be tied to the DJ-UBS Index, which is an index comprised of commodity futures, including, but not limited to: aluminum; coffee; gold, natural gas, silver, unleaded gasoline, and wheat. The commodities in the DJ-UBS Index may change. The principal value of commodity-linked structured notes held by the Commodities Portfolio is expected to equal between 0% and 25% of the Commodities Portfolio's net assets at the time of investment, which percentage may be higher or lower as the value of the DJ-UBS Index changes.

     Investments in other commodity-linked derivative instruments may have different exposures to other commodities. The Commodities Portfolio may purchase single commodity-related instruments, such as, futures contracts on oil. It should be noted that other commodity-linked derivative instruments may have different contract terms, such as different roll dates, reset dates, or contract months other than those specified by a particular commodity index. As a result, the commodity-linked derivatives component may deviate from the returns of the DJ-UBS Index. Due to volatility in the commodities and natural resources markets, there can be no guarantee that the Commodity Portfolio will outperform the DJ-UBS Index.

The Fund may invest, irrespective of currency and regardless of the issuer's country of origin, in convertible bonds and warrant, providing the associated rights confer entitlement to the subscription of shares in companies in which the Fund is permitted to invest under terms of its investment policy. Furthermore, the Fund may invest in listed and equity-linked notes, which is an instrument whose return is determined by the performance of a single equity security, a basket of equity securities, or an equity index, provided the underlying equities relate to companies permitted under the terms of the Fund's investment policy. Investments in equity-linked notes, together with convertible bonds and warrants may not exceed 15% of the net assets of the Fund.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as the following:

     o    COMMODITY RISK
     o    COUNTERPARTY AND SETTLEMENT RISK
     o    CREDIT RISK
     o    CURRENCY RISK
     o    DERIVATIVES RISK
     o    EMERGING MARKETS RISK
     o    FOREIGN SECURITIES RISK
     o    INDUSTRY CONCENTRATION RISK
     o    INTEREST RATE RISK
     o    LEVERAGING RISK
     o    LIQUIDITY RISK
     o    MARKET RISK
     o    MODEL RISK
     o    TAX RISK

Please see the "Glossary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of these risks. There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

PERFORMANCE. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance Prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

In addition, the performance of the Fund depends on the Sub-Adviser's ability to effectively implement the investment strategies of the Fund.

ANNUAL TOTAL RETURNS AS OF DECEMBER 31

CLASS A

-51.30%
[GRAPHIC OMITTED]
2008

In the periods shown in the chart, the Fund's highest quarterly return was 14.39% (2nd quarter of 2007) and its lowest quarterly return was -35.60% (3rd quarter of 2008).

CLASS B

-51.18%
[GRAPHIC OMITTED]

In the periods shown in the chart, the Fund's highest quarterly return was 14.38% (2nd quarter of 2007) and its lowest quarterly return was -35.58% (3rd quarter of 2008).

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008
-------------------------------------------------------------------- ------------------ --------------------
                                                                          1 year           Life of Fund*
-------------------------------------------------------------------- ------------------ --------------------
JNL/Credit Suisse Global Natural Resources Fund (Class A)                -51.30%             -18.04%
S&P 500 Index                                                            -37.00%             -19.22%
Dow Jones-UBS Commodity Index Total Return                               -35.57%             -11.63%
MSCI World Composite Index**                                             -47.49%             -15.32%
-------------------------------------------------------------------- ------------------ --------------------
* The Fund began operations on January 16, 2007.
The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index, a
widely recognized, unmanaged index of common stock prices. Effective May 7,
2009, UBS AG acquired the Dow Jones-AIG Commodity Index Total Return and renamed it Dow Jones-UBS Commodity Index Total Return. The DJ-UBS Index is composed of futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange
("LME").
** The MSCI World Composite Index is an index of indices with similar objectives as the Natural Resources Portfolio's general investment categories.
The following indexes are used to calculate the composite index: the MSCI Metals
& Mining Index, 50%, MSCI Oil & Gas Index, 25%, MSCI Paper & Forest Index, 15%,
and the MSCI Chemicals Index, 10%. MSCI Metals & Mining Index is a global industry index for the metals and mining industry. MSCI Oil & Gas Index is a global industry index for the oil and gas industry.
MSCI Paper & Forest Index is a global industry index for the paper and forest industry. MSCI Chemicals Index is a global industry index for the chemicals industry.

The benchmark of the fund is a blend of 75% in a MSCI World Composite Index, a customized benchmark representative of the natural resources sector, and 25% in the Dow Jones-UBS Commodity Index Total Return ("DJ-UBS Index").


AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008
--------------------------------------------------------------------- ----------------- ---------------------
                                                                           1 year          Life of Class*
--------------------------------------------------------------------- ----------------- ---------------------
JNL/Credit Suisse Global Natural Resources Fund (Class B)                  -51.18%           -17.84%
S&P 500 Index                                                              -37.00%           -19.22%
Dow Jones-UBS Commodity Index                                              -35.57%           -11.63%
MSCI World Composite Index**                                               -47.49%           -15.32%
--------------------------------------------------------------------- ----------------- ---------------------
* The Class B shares of the Fund began operations on January 16, 2007.
The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index, a
widely recognized, unmanaged index of common stock prices. Effective May 7,
2009, UBS AG acquired the Dow Jones-AIG Commodity Index Total Return and renamed it Dow Jones-UBS Commodity Index Total Return. The DJ-UBS Index is composed of futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange
("LME").
** The MSCI World Composite Index is an index of indices with similar objectives as the Natural Resources Portfolio's general investment categories.
The following indexes are used to calculate the composite index: the MSCI Metals
& Mining Index, 50%, MSCI Oil & Gas Index, 25%, MSCI Paper & Forest Index, 15%,
and the MSCI Chemicals Index, 10%. MSCI Metals & Mining Index is a global industry index for the metals and mining industry. MSCI Oil & Gas Index is a global industry index for the oil and gas industry.
MSCI Paper & Forest Index is a global industry index for the paper and forest industry. MSCI Chemicals Index is a global industry index for the chemicals industry.

The benchmark of the fund is a blend of 75% in a MSCI World Composite Index, a customized benchmark representative of the natural resources sector, and 25% in the Dow Jones-UBS Commodity Index Total Return ("DJ-UBS Index").

Please note, past performance reflects the management of the previous portfolio management team.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contract or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS A
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.83%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.20%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses                                                                                        0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses*                                                                      0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  1.05%
--------------------------------------------------------------------------------------------- -----------------------

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS B
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.83%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.00%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses                                                                                        0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses*                                                                      0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.85%
--------------------------------------------------------------------------------------------- -----------------------

* Amount represents the Fund's pro-rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contract or the Separate Account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

----------------------------------------------------------------------------------------- ---------------------------
EXPENSE EXAMPLE                                                                                    CLASS A
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
1 Year                                                                                                $107
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
3 Years                                                                                               $334
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
5 Years                                                                                               $579
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
10 Years                                                                                            $1,283
----------------------------------------------------------------------------------------- ---------------------------

----------------------------------------------------------------------------------------- ---------------------------
EXPENSE EXAMPLE                                                                                    CLASS B
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
1 Year                                                                                                 $87
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
3 Years                                                                                               $271
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
5 Years                                                                                               $471
----------------------------------------------------------------------------------------- ---------------------------
----------------------------------------------------------------------------------------- ---------------------------
10 Years                                                                                            $1,049
----------------------------------------------------------------------------------------- ---------------------------

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND (OTHER THAN PRINCIPAL STRATEGIES/RISKS). There may be additional risks that may affect the Fund's ability to achieve its stated investment objective. The additional risk includes:

     o    TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS

Please see the "Glossary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of this risk.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Credit Suisse Global Natural Resources Fund is Credit Suisse Asset Management, LLC ("Credit Suisse"), located at Eleven Madison Avenue, New York, New York 10010. Credit Suisse is a subsidiary of Credit Suisse Group AG ("CSG"). CSG's office is located at Giesshubelstrasse 30, PO Box 800, Zurich, Switzerland, CH-8070.

The Fund is managed on a team basis. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are Jordan Low, Andrew Karsh, and Christopher Burton.

Jordan Low, CFA, Director, is Head of the Quantitative Equities Group in Alternative Investments, and global head of research and portfolio management for quantitative equity products. Mr. Low joined Credit Suisse Group in 2005 and was the US Head of Statistical Trading within the global proprietary trading business of the Investment Bank. Prior to his current role, he ran live portfolios in the US, Canada, and Europe for the Credit Suisse proprietary trading accounts. He joined Credit Suisse Asset Management, LLC in February 2008. Previous to Credit Suisse, he worked for Deutsche Bank from 2002 to 2005 and for Morgan Stanley from 2001 to 2002 in their respective proprietary trading divisions. He managed portfolios focusing on statistical arbitrage, fundamental and microstructure strategies as well as volatility arbitrage. Mr. Low holds a B.S. in Computer Science, Management (Finance), Economics, and Mathematics, and a Master of Engineering in Computer Science, all from the Massachusetts Institute of Technology. Mr. Low is a CFA charter holder and a member of the New York Society of Security Analysts as well as the Society of Quantitative Analysts.


Christopher Burton, CFA, Director, is a Portfolio Manager and Trader for the Derivatives Team, and Co-Lead Portfolio Manager for the Total Commodity Return strategy. In this role, Mr. Burton is responsible for analyzing and implementing the team's hedging strategies, indexing strategies, and excess return strategies. Prior to joining Credit Suisse in 2005, Mr. Burton served as an Analyst and Derivatives Strategist with Putnam Investments, where from 2002 to 2005 he developed the team's analytical tools and managed their options-based yield enhancement strategies, as well as exposure management strategies. Mr. Burton earned a BS in Economics with concentrations in Finance and Accounting from the University of Pennsylvania's Wharton School of Business. Additionally, Mr. Burton holds the Chartered Financial Analyst designation and has achieved Financial Risk Manager(R) Certification through the Global Association of Risk Professionals (GARP).


Andrew B. Karsh, Director, is a Portfolio Manager and Trader for the Derivatives Team, and Co-Lead Portfolio Manager for the Total Commodity Return strategy. In this role, Mr. Karsh is responsible for analyzing and implementing the team's hedging strategies, indexing strategies, and excess return strategies. Prior to his current role, Mr. Karsh served as a Director in the Fixed Income Structuring Group within Credit Suisse's Investment Banking division where he had extensive experience structuring and executing complex transactions involving derivatives and cash securities. Prior to joining Credit Suisse in 1999, Mr. Karsh worked in Fixed Income and Derivatives trading at Santander Financial Products, and focused on U.S. Government & Mortgage Backed Securities at Bear Stearns and Co. Mr. Karsh earned a BS/BA in Finance from American University's Kogod College of Business and holds FINRA Series 3, 7 and Series 63 certifications.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory and sub-sub advisory agreements is available in the Fund's Semi-Annual Report dated June 30, 2008.